Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Johnson & Johnson

Name of persons relying on exemption:

•	Office of the Illinois State Treasurer

Address of person relying on exemption:

•	Office of the Illinois State Treasurer, 100 W. Randolph St. (Suite 15-600), Chicago, IL 60601

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Johnson & Johnson’s proxy statement.

April 14, 2021

Dear Johnson & Johnson Shareholder,

We urge fellow investors to VOTE AGAINST Johnson & Johnson’s (the “Company’s”) “say on pay” proposal, which appears as Item #2 on the ballot, owing to the exclusion of $5 billion in opioid litigation charges from the calculation of executive incentive payouts.

In recommending that investors approve these compensation arrangements, the Compensation & Benefits Committee (the “Committee”) of the Board of Directors is asking shareholders to approve the Company’s decision to protect executives from the financial penalty of opioid-related lawsuits. We believe Johnson & Johnson should protect investors by not intervening to remove the financial impact of opioid-related litigation charges from executive pay. Executives should be accountable for all consequences of corporate conduct.

The Company has failed to explain its decision to remove the impact of opioid litigation, which over the past two years has caused $5 billion in charges to be booked to earnings.1 By excluding these costs from the earnings calculations used in the incentive plans, the Committee has inexplicably chosen to insulate named executives from the fallout of Johnson & Johnson’s role in the opioid crisis. For long-tenured CEO Alex Gorsky, the exclusion boosts payouts by more than $2 million over the past two years.

In lodging these concerns, we are mindful of the important role Johnson & Johnson has played in combatting the COVID-19 pandemic. We support compensation plans that reward executives for such laudable achievements as vaccine development despite the recent recommendation from the U.S. Centers for Disease Control and Prevention and the U.S. Food and Drug Administration to pause the use of the Janssen vaccine in response to rare adverse reactions involving blood clots.

Compensation plans work more effectively when they take both successes and failures into account. We believe the issue of linking executives’ pay to the costs of the opioid crisis is both singularly important and separate from the question of whether executives merit recognition in the development of a vaccine. With CEO Gorsky receiving nearly $30 million in pay in 2020, and benefiting from an increase to his long-term incentive opportunity this year (125% of target) in light of last year’s performance, we believe there is ample scope to balance these competing demands.

As members of the Investors for Opioid and Pharmaceutical Accountability (IOPA),2 a coalition of 61 investors representing more than $4.2 trillion in assets under management, we are concerned that the Company’s actions risk long-term shareholder value and have profound implications for our economy and society. Members of this coalition have previously engaged Johnson & Johnson over its role in the opioid crisis and the lack of executive accountability.

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1 In addition to the $5 billion, fiscal 2020 financials were also impacted by an additional $4.0 billion charge tied to the company’s talc litigation.

2 https://www.uawtrust.org/iopa

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Johnson & Johnson’s proxy statement.

Besides the Immeasurable Human Toll, Johnson & Johnson’s Role in the Opioid Crisis has Cost the Company at least $5 billion

The opioid crisis has taken more than 450,000 lives and devastated millions more. The epidemic has many causes. One factor raised in lawsuits throughout the country is overly risky behavior by prescription opioid manufacturers such as Johnson & Johnson in the marketing of pain medications. Johnson & Johnson not only manufactured the prescription opioids NUCYNTA and DURAGESIC through its pharmaceutical subsidiary, Janssen,3 but until 2016, the Company supplied approximately 60% of the raw opiate ingredients used in opioids like oxycodone and codeine through its former subsidiaries Noramco and Tasmanian Alkaloids.4

As a result of its conduct related to marketing opioid products, Johnson & Johnson is subject to thousands of lawsuits filed by state, local and tribal governments across the country alleging it helped fuel the U.S. opioid epidemic. In August 2019, an Oklahoma judge ruled that Johnson & Johnson’s subsidiary Janssen Pharmaceuticals engaged in the “false, deceptive and misleading” marketing of opioids and ordered it to pay the state $465 million. The Company has appealed the decision.

In addition, Johnson & Johnson agreed to pay $5 billion as part of a global settlement to resolve outstanding opioid litigation, taking $4 billion and $1 billion charges in fiscal 2019 and fiscal 2020, respectively. Together, these charges represent one of the Company’s largest ever litigation expenses and equal approximately a third of 2020 net income.

Incredibly, these costs and compliance failures are entirely overlooked when it comes to calculating the compensation of senior executives.

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3 In 2020, Johnson & Johnson announced it would delist and stop selling all prescription pain medicines in the U.S.

4 https://www.washingtonpost.com/graphics/2020/business/opioid-crisis-johnson-and-johnson-tasmania-poppy/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Johnson & Johnson’s proxy statement.

Accountability Demands Transparent Accounting

In determining executive pay, we appreciate that litigation expenses can reflect legacy issues – the actions of a prior management team that current executives have been left to resolve in the best way possible for shareholders.5 We also understand that there are occasional one-off costs that make sense to exclude from the earnings measures used in an incentive plan so as to better capture the performance of management. But neither of these exceptions is relevant to the opioid crisis, particularly at Johnson & Johnson given CEO Gorsky’s nine-year tenure as CEO, effective since 2012, and prior to that, his 15-year career at Janssen from 1988 to 2004, where he was named President in 2001 and then in 2003, promoted to Company Group Chairman of Johnson & Johnson’s pharmaceuticals business in Europe, the Middle East and Africa.6 Furthermore, the four other named executive officers at Johnson & Johnson all have longstanding tenures at the Company that overlap with the Company’s opioid business pursuits.7

Moreover, at a bare minimum, backing out the opioid charges as just another “special item” is insufficient. We expect Johnson & Johnson to provide an explanation for why executives need to be insulated from opioid-related legal costs.

According to our analysis, by excluding the $5 billion in opioid charges from its key earnings metric – operational earnings per share – the board inflates CEO payouts by more than $2 million over the past two years – approximately equally split between the 2017-2019 PSU and the 2018-2020 PSU awards.

Given the nearly $30 million in target pay for the CEO, excluding $1 million per year would signal to investors that Johnson & Johnson executives are indeed accountable for their leadership at the Company when it engaged in adverse business activities, while still rewarding the CEO. The Committee exercised discretion in the direction of higher pay – for instance, in applying a 148% payout factor to the 30% of the annual bonus based on strategic performance, as well as in setting this year’s long-term incentive opportunity at 125% of target, based on 2020 results. Yet the Committee did not take into account the $5 billion charge for opioid-litigation settlements.

We urge fellow shareholders to join us in VOTING AGAINST Johnson & Johnson’s Say-on-Pay proposal at Johnson & Johnson’s April 22 shareholder meeting.

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5 The legacy issue may apply to the talc litigation – a $4.0 billion hit to 2020 earnings – which is not the subject of this communication.

6 CEO Gorsky left Johnson & Johnson in 2004 to join the Novartis Pharmaceuticals Corporation. In 2008, he returned to Johnson & Johnson as Company Group Chairman and Worldwide Franchise Chairman for Ethicon in the medical devices business. In 2009, he was appointed Worldwide Chairman of the Surgical Care Group and to the Johnson & Johnson Executive Committee. He was appointed Vice Chairman of the Executive Committee in January 2011 prior to being named Chief Executive Officer of Johnson & Johnson effective April 26, 2012.

7 Joseph Wolk (Executive Vice President, Chief Financial Officer) – Mr. Wolk assumed the role of Chief Financial Officer in July 2018 and has been with Johnson & Johnson for 21 years. Previously VP of Investor Relations. Prior to that held senior leadership roles as Vice President of Finance for the Pharmaceuticals Group, Vice President of Finance for the Medical Devices Global Supply Chain, and Chief Financial Officer of the North America Pharmaceuticals Group.

Paul Stoffels, M.D. (Vice Chairman of the Executive Committee, Chief Scientific Officer) – Dr. Stoffels joined Johnson & Johnson in 2002. Previously Worldwide Chairman, Pharmaceuticals, Dr. Stoffels led the transformation of the pharmaceutical research and development pipeline for Janssen Pharmaceutical Companies of Johnson & Johnson, driving a fundamental shift in the R&D paradigm that is now a model in the industry. Also held various R&D leadership roles within the pharmaceutical sector of Johnson & Johnson.

Joaquin Duato (Vice Chairman of the Executive Committee) – Mr. Duato’s 30-plus year career at Johnson & Johnson has spanned multiple business sectors and functions. Mr. Duato was named Company Group Chairman of the Americas in 2009. His most recent role was as Executive Vice President and Worldwide Chairman, Pharmaceuticals in 2011.

Jennifer Taubert (Executive Vice President, Worldwide Chairman, Pharmaceuticals) – Ms. Taubert joined Johnson & Johnson in 2005 to lead global commercial strategy for Internal Medicine in the Pharmaceuticals Group. Ms. Taubert has been a leader in shaping Janssen’s global strategy.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Johnson & Johnson’s proxy statement.